Richard M. Cutshall

Tel 312.476.5121

Fax 312.899.0449

cutshallr@gtlaw.com

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May 6, 2010

VIA EDGAR

Mrs. Patricia P. Williams

United States Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:                               IronBridge Funds, Inc. - Registration Statement on Form N-14 - File No. 333-165976

Dear Mrs. Williams:

Thank you for taking the time to speak with me yesterday, May 5, 2010, regarding the IronBridge Funds, Inc.’s (the “Registrant”) Registration Statement under the Securities Act of 1933 on Form N-14 (the “Filing”).  Pursuant to your request, enclosed with this letter is Pre-Effective Amendment No. 1 to the Filing, which removes the sentence “The Registrant hereby requests that the Commission, acting pursuant to Section 8(a), declare this Registration Statement effective no later than May 10, 2010” from the cover page of the Filing.

The Registrant is not, at this time, amending the Filing in any other way.  We look forward to receiving your comments on the remainder of the Filing, to which the Registrant anticipates responding by way of another Pre-Effective Amendment to the Filing.

Should you have any questions regarding the foregoing, please feel free to contact me at 312.476.5121.

Best regards,

/s/ Richard M. Cutshall

Richard M. Cutshall
Corporate Associate

Greenberg Traurig, LLP  •  Attorneys at Law  •  WWW.GTLAW.COM

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